Apollo Global Management, Inc.

Lock-Up in Connection with Prepaid Variable Forward Contract

December 9, 2024

Apollo Global Management, Inc.
9 West 57th Street, 42nd floor
New York, NY 10019

Ladies and Gentlemen:

This letter (the "Letter Agreement") is being delivered to you in connection with the separate prepaid variable forward contracts (the "PVFCs"), dated as of the date hereof, between MJR-VPF LLC, MJR 09FT-VPF LLC and RWNM-VPF LLC, each an affiliate of the undersigned, and JPMorgan Chase Bank, National Association.

Pursuant to the requirements set forth in the Insider Trading Policy (the "Policy") of Apollo Global Management, Inc. (the "Company"), the undersigned is entering into this Letter Agreement in connection, and concurrently, with the execution of the PVFCs. The undersigned hereby agrees that, except for as provided by the PVFCs, the undersigned will not, without the prior written consent of the Company's board of directors or a committee thereof, directly or indirectly, offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned with respect to the Shares (as defined below)) (each such transaction, a "transfer" and, such affiliates and persons in privity with the undersigned or any affiliate of the undersigned, being the "Additional Lock-Up Parties") or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder with respect to, any shares of common stock, par value $0.00001 per share, of the Company beneficially owned by the undersigned ("Shares") or any securities convertible into, or exercisable or exchangeable for such shares of common stock ("Related Securities"), or publicly announce an intention to effect any such transaction, for a period from the date hereof until one year from the date hereof. For the purposes of clarity, a transfer shall not include the settlement of any transaction that was entered into prior to the execution of this Letter Agreement.

The foregoing restrictions shall not apply:

(i)   to the transfer of Shares or Related Securities as a bona fide gift to a family member or to a trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned, the Additional Lock-Up Parties and/or one or more family members of the undersigned or to a charitable organization;

(ii)   to transfers of Shares or Related Securities to a corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned or an Additional Lock-Up Party and, if the undersigned or any Additional Lock-Up Party holds shares through a corporation, partnership, limited liability company, trust or other business entity, distributions of Shares or Related Securities to general partners, limited partners, limited liability company members or stockholders of such business entity or holders of similar equity interests in such business entity;

(iii)   if the undersigned or an Additional Lock-Up party is a trust or holds Shares through a trust, to transfers to the beneficiary of such trust;

(iv)   to transfers to any investment fund or other entity controlled or managed, directly or indirectly, by the undersigned;

(v)   to transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

(vi)   to transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v);

(vii)   to transfers to the Company (1) pursuant to the exercise, in each case on a "cashless" or "net exercise" basis, of any option to purchase Shares granted by the Company pursuant to any employee benefit plans or arrangements of the Company, where any Shares received by the undersigned or an Additional Lock-Up Party upon any such exercise will be subject to the terms of this Letter Agreement, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Shares or the vesting of any restricted stock awards or other equity awards or the issuance of shares in settlement of restricted stock unit awards or other equity awards granted by the Company pursuant to employee benefit plans or arrangements of the Company, in each case on a "cashless" or "net exercise" basis, where any Shares received by the undersigned or an Additional Lock-Up Party upon any such exercise or vesting will be subject to the terms of this Letter Agreement; *provided* that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such Section and the related rules and regulations, the reason for such disposition and that such transfer of Shares was solely to the Company;

(viii) to transfers pursuant to an order of a court or regulatory agency (for purposes of this Letter Agreement, a "court or regulatory agency" means any domestic or foreign, federal, state or local government, including any political subdivision thereof, any governmental or quasi-governmental authority, department, agency or official, any court or administrative body, and any national securities exchange or similar self-regulatory body or organization, in each case of competent jurisdiction); *provided* that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such Section and the related rules and regulations, that such transfer is pursuant to an order of a court or regulatory agency;

(ix)   to transfers of Shares or Related Securities to the Company pursuant to the call provisions of existing employment agreements and equity grant documents; *provided* that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such Section and the related rules and regulations, the reason for such disposition and that such transfer of Shares or Related Securities was solely to the Company;

(x)   to any transfers (a) in connection with death or disability, or (b) in connection with or following termination of employment;

(xi)   to transfers in response to a bona fide third party tender offer, merger, consolidation or other similar transaction made to or with all holders of securities involving a "change of control" (as defined below) of the Company occurring after the date hereof, that has been approved by the board of directors of the Company, *provided* that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Shares shall remain subject to the terms of this Letter Agreement. For purposes of this clause (xi), "change of control" means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 51% of total voting power of the voting stock of the Company;

(xii)   to entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act for the transfer of Shares that does not in any case provide for the transfer of Shares during the lock-up period;

(xiii) the transfer of Shares or Related Securities pursuant to a written plan in effect on the date hereof meeting the requirements of Rule 10b5-1 under the Exchange Act and entered into at least three months prior to the PVFCs and not in direct contemplation of the PVFCs; and

(xiv)   transfers to solely reflect a change in method of beneficial ownership by the undersigned or an Additional Lock-Up Party of such Shares or Related Securities from direct through the Company's transfer agent to indirect through a brokerage or similar account established for the benefit of the undersigned or such Additional Lock-Up Party or to reflect a transfer between brokerage accounts established for the benefit of the undersigned or an Additional Lock-Up Party, *provided* that, in each case, appropriate controls are imposed to provide reasonable assurance that the terms of this Letter Agreement are complied with;

Provided, further, that:

A. in the case of any transfer or distribution pursuant to clauses (i) (other than as a bona fide gift to an unaffiliated third party) and (ii) through (v) above, it shall be a condition to such transfer that each transferee executes and delivers to the Company an agreement in form and substance satisfactory to the Company stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this Letter Agreement and agrees not to sell or offer to sell such Shares and/or Related Securities, engage in any swap or engage in any other activities restricted under this Letter Agreement except in accordance with this Letter Agreement (as if such transferee had been an original signatory hereto); and

B. the undersigned may request the filing (or participation in the filing) of a registration statement with the SEC during the lock-up period so long as any transfer of Shares pursuant to such registration statement otherwise complies with the terms of this Letter Agreement.

For the purposes of clarity, this Letter Agreement will not apply to shares of common stock beneficially owned by entities affiliated with Leon D. Black or Joshua J. Harris even though they may be deemed to be members of a group with Mr. Rowan.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned has executed and delivered this Letter Agreement as of the date first set forth above.

Very truly yours,

/s/   Marc   J.   Rowan
Name: Marc J. Rowan